EXHIBIT 99.1




FOR IMMEDIATE RELEASE:

					Contacts:  Jim Seward
July 1, 1997                                       Kim Schaefer


SEAFIELD CAPITAL CORPORATION ANNOUNCES TERMINATION
OF MERGER DISCUSSIONS WITH LABONE, Inc.

KANSAS CITY, MO - Seafield Capital Corporation (Seafield) announced today that discussions between Seafield and its 82%-owned subsidiary, LabOne, Inc., regarding a possible merger between the two companies have been terminated. In February 1995, Seafield had announced that among the strategic alternatives which Seafield expected to pursue was a merger of Seafield into LabOne. Following the transfer of many of Seafield's assets to SLH Corporation and the distribution of all SLH Corporation stock to Seafield's shareholders earlier this year, Seafield and LabOne began discussing a possible merger. It was also contemplated at the time initial merger discussions began that Seafield would distribute its Response Oncology holdings to shareholders. Such distribution is now expected to be effected in late July.

Following the distribution of SLH and Response shares to Seafield shareholders, the remaining Seafield assets will consist only of approximately $5 million in cash and 10,712,200 LabOne shares.

As the merger discussions proceeded, Seafield and LabOne were advised that any combination of the two companies would result in the surviving entity having a significant amount of additional annual amortization expense. Seafield has concluded that the benefits of combining the two companies at this time do not justify the additional amortization and the resulting adverse impact on earnings. Accordingly, merger discussions between Seafield and LabOne have been terminated.

In light of this development and the expected distribution to Seafield's shareholders of all shares of Response Oncology, Inc. common stock owned by Seafield, Seafield intends to promptly determine an appropriate corporate and expense structure, given that virtually all of its assets will consist of its LabOne stock ownership.

LabOne operates a centralized laboratory in the Kansas City area which markets clinical, substance abuse and insurance laboratory testing services in the United States and Canada. The common stock of LabOne is traded on the National Market System of the Nasdaq Stock Market under the symbol "LABS ."